EXHIBIT 99.1

Titan Medical Implements Cost-Cutting Measures to Support Strategic Review Process

TORONTO, ON, Dec. 06, 2022 (GLOBE NEWSWIRE) -- Titan Medical Inc. (Nasdaq: TMDI; TSX: TMD), a medical technology company focused on single access robotic-assisted surgery (RAS) system, today announced the company will implement certain cost-cutting measures with a view to preserving capital to support the strategic review process announced on November 30, 2022 while allowing the company to continue working on the investigational device exemption (IDE) filing with the U.S. Food and Drug Administration (FDA). As part of this plan, the company’s U.S. subsidiary will be temporarily furloughing approximately 40 employees at its Chapel Hill, North Carolina facility effective immediately.

“While the company works through the strategic review process, and in view of the company’s capital position and the challenging market conditions, we have had to make the extremely difficult decision to place some of our employees on furlough,” said Cary Vance, Titan’s President and Chief Executive Officer. “These employees have made valuable contributions to the development of robotic assisted technologies, and as we have communicated to the impacted employees, we look forward to bringing our employees back to work if and as soon as we are able. While this is not the news we would want to have been sharing, it is a necessary measure that allows us to strategically maintain a workforce that supports the strategic review process while continuing to make progress towards an IDE filing.”

With this announcement, the company will limit work to tasks related to the strategic review process, the IDE filing and fulfilling certain other contractual development and supply obligations. The cost-cutting measures will impact the timing and costs of the company’s milestones and the company is therefore withdrawing all forward-looking statements included in its continuous disclosure documents and other documents filed on SEDAR or EDGAR with respect to the cost and timing of the development of its Enos surgical system.

About Titan Medical

Titan Medical Inc. (Nasdaq: TMDI; TSX: TMD), a medical device company headquartered in Toronto, Ontario and with operations in Chapel Hill, North Carolina, is focused on enhancing robotic assisted surgery using innovative technology through a single access point. The Enos™ robotic single access surgical system is being developed with an ergonomic focus to provide a surgical experience that imitates real-life movements that surgeons demand and includes multi-articulating instruments designed to allow surgeons an increased range of motion in a confined space, with dexterity and the ability to exert the forces necessary to complete common surgical tasks. With the Enos system, Titan intends to initially pursue gynecologic surgical indications. On November 30, 2022, the company announced the commencement of a strategic review process that will consider a full range of strategic alternatives including corporate sale, merger or other business combination, a sale of all or a portion of the company’s assets, strategic investment or other significant transaction.

Enos™ is a trademark of Titan Medical Inc.

For more information, visit www.titanmedicalinc.com and follow @TitanMedical on Twitter and LinkedIn.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws, which reflect the current expectations of management of the company’s future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements are frequently, but not always, identified by words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions, although these words may not be present in all forward-looking statements. Forward-looking statements that appear in this release may include, without limitation, references to: the company’s plan to implement cost-cutting measures with a view to preserving capital to support the strategic review process; the company’s intention to temporarily furlough approximately 40 employees; the fact that the company will limit work to tasks related to the strategic review process, the IDE filing and fulfilling certain other contractual development and supply obligations; the company’s focus on single access robotic assisted surgery; the Enos system providing a surgical experience that imitates real-life movements; the Enos platform being designed to promote faster recovery, shorter hospital stays, lower risk of infection, fewer scars and less post-operative pain; Titan’s mission of improving outcomes for patients, hospitals and surgeons; and the company’s intention to initially pursue gynecologic surgical indications with the Enos system.

These forward-looking statements reflect management’s current beliefs with respect to future events and are based on information currently available to management that, while considered reasonable by management as of the date on which the statements are made, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could result in actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. Forward-looking statements involve significant risks, uncertainties and assumptions and many factors could cause the company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Such factors and assumptions include, but are not limited to, the Company’s ability to retain key personnel and/or recall personnel from furlough; its ability to execute on its business plans and strategies; the sufficiency of its working capital to continue to fund its operations during its strategic review process and other factors listed in the “Risk Factors” section of the company’s Annual Report for the fiscal year ended December 31, 2021 (which may be viewed at www.sedar.com and at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements.

Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions and the company has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking statements, the company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, investors should not place undue reliance on forward-looking statements. All the forward-looking statements are expressly qualified by the foregoing cautionary statements.

Contact
Kristen Galfetti
Vice President, Investor Relations & Corporate Communications
+1-781-869-2553
investors@titanmedicalinc.com

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